UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 19, 2024

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Nebius Group N.V. (the “Company”) dated November 19, 2024, announcing the Company’s expansion in the US.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Nebius expands in US with first GPU cluster in Kansas City, offices in San Francisco, Dallas and New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: November 19, 2024	By:	/s/ JOHN BOYNTON
John Boynton
Chairman of the Board